                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)

                           COAST DENTAL SERVICES, INC.
      -------------------------------------------------------------------
                                (Name of Issuer)

                                     COMMON
      -------------------------------------------------------------------
                         (Title of Class of Securities)

                                   19034H 10 2
      -------------------------------------------------------------------
                                 (CUSIP Number)

         Check the appropriate box to designate the rule pursuant to which this
         Schedule is filed:

         [ ]    Rule 13d-1(b)

         [ ]    Rule 13d-1(c)

         [X]    Rule 13d-1(d)

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).


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  CUSIP NO. 19034H 10 2            13G                             PAGE 2 OF 9
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    1) Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons
       (Entities Only)

                        DIASTI FAMILY LIMITED PARTNERSHIP

       ------------------------------------------------------------------------
    2) Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                   (a)      [X]
                                                                   (b)      [ ]
       ------------------------------------------------------------------------
    3) SEC Use Only

       ------------------------------------------------------------------------
    4) Citizenship or Place of Organization

                                     NEVADA

          Number of        (5) Sole Voting Power
            Shares                  1,062,599*
         Beneficially
           Owned by        (6) Shared Voting Power
             Each                            0
          Reporting        (7) Sole Dispositive Power
            Person                  1,062,599*
             With
                           (8) Shared Dispositive Power
                                             0

                           *Through its general partner DLP Management, Inc.
       ------------------------------------------------------------------------
    9) Aggregate Amount Beneficially Owned by Each Reporting Person
                                    1,062,599

       ------------------------------------------------------------------------
   10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares    [ ]
         (See Instructions)
       ------------------------------------------------------------------------
   11) Percent of Class Represented by Amount in Row (9)

       50.8% based upon approximately 2,091,223 shares of common stock outstanding on December 31, 2001.

       ------------------------------------------------------------------------
   12) Type of Reporting Person (See Instructions)  PN
       ------------------------------------------------------------------------



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  CUSIP NO. 19034H 10 2            13G                             PAGE 3 OF 9
  -----------------------------------------------------------------------------

    1) Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only)

                              DLP MANAGEMENT, INC.
       ------------------------------------------------------------------------
    2) Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                   (a)      [X]
                                                                   (b)      [ ]
       ------------------------------------------------------------------------
    3) SEC Use Only

       ------------------------------------------------------------------------
    4) Citizenship or Place of Organization

                                     NEVADA
       ------------------------------------------------------------------------



          Number of        (5) Sole Voting Power
            Shares
         Beneficially              1,062,599*
           Owned by
             Each          (6) Shared Voting Power
          Reporting                     0
            Person
             With          (7) Sole Dispositive Power
                                    1,062,599*

                           (8) Shared Dispositive Power
                                        0

                           *As the general partner for the Diasti Family
                            Limited Partnership.

       ------------------------------------------------------------------------
    9) Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,062,599

       ------------------------------------------------------------------------
   10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)
       ------------------------------------------------------------------------
   11) Percent of Class Represented by Amount in Row (9)

       50.8% based upon approximately 2,091,223 shares of common stock outstanding on December 31, 2001.

       ------------------------------------------------------------------------
   12) Type of Reporting Person (See Instructions) CO

       ------------------------------------------------------------------------

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  CUSIP NO. 19034H 10 2            13G                             PAGE 4 OF 9
  -----------------------------------------------------------------------------


  1) Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only)

                         DIASTI FAMILY FOUNDATION, INC.
       ------------------------------------------------------------------------
    2) Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                  (a)      [X]
                                                                  (b)      [ ]
       ------------------------------------------------------------------------
    3) SEC Use Only

       ------------------------------------------------------------------------
    4) Citizenship or Place of Organization

                                     FLORIDA
       ------------------------------------------------------------------------
          Number of        (5) Sole Voting Power
            Shares
         Beneficially               27,600
           Owned by
             Each          (6) Shared Voting Power
          Reporting                   0
            Person
             With          (7) Sole Dispositive Power
                                    27,600

                           (8) Shared Dispositive Power
                                      0

       ------------------------------------------------------------------------
    9) Aggregate Amount Beneficially Owned by Each Reporting Person

                                     27,600
       ------------------------------------------------------------------------
   10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

         (See Instructions)
       ------------------------------------------------------------------------
   11) Percent of Class Represented by Amount in Row (9)

       1.3% based upon approximately 2,091,223 shares of common stock outstanding on December 31, 2001.

       ------------------------------------------------------------------------
   12) Type of Reporting Person (See Instructions) CO

       ------------------------------------------------------------------------


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  CUSIP NO. 19034H 10 2            13G                             PAGE 5 OF 9
  -----------------------------------------------------------------------------

    1) Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only)

                    TEREK DIASTI, ADAM DIASTI AND TIM DIASTI

       ------------------------------------------------------------------------
    2) Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                   (a)      [X]
                                                                   (b)      [ ]
       ------------------------------------------------------------------------
    3) SEC Use Only

       ------------------------------------------------------------------------
    4) Citizenship or Place of Organization

                                  UNITED STATES

       ------------------------------------------------------------------------
          Number of    (5) Sole Voting Power
            Shares              Terek Diasti       6,666**     Tim Diasti -0-
         Beneficially           Adam Diasti        6,666**
           Owned by    (6) Shared Voting Power
             Each                   1,090,199*
          Reporting    (7) Sole Dispositive Power
            Person              Terek Diasti       6,666**     Tim Diasti  -0-
             With               Adam Diasti        6,666**
                       (8) Shared Dispositive Power

                                    1,090,199*

                        (*) As equal shareholders and directors of the Diasti Family Limited Partnership's sole general partner, DLP Management, Inc. and as directors of the Diasti Family Foundation.

                        (**) Includes shares eligible to be acquired pursuant to
                             individual stock option grants vested or subject to vesting within the next 60 days.

       ------------------------------------------------------------------------
    9) Aggregate Amount Beneficially Owned by Each Reporting Person
                   Terek Diasti  1,096,865 (*)(**)  Tim Diasti  1,090,199 (*)
                   Adam Diasti   1,096,865 (*)(**)
       ------------------------------------------------------------------------
   10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares    [ ]
         (See Instructions)
       ------------------------------------------------------------------------
   11) Percent of Class Represented by Amount in Row (9)

  Based upon approximately 2,091,223 shares of common stock outstanding on December 31, 2001:

                   Terek Diasti           52.2%      Tim Diasti      52.1%
                   Adam Diasti            52.2%
       ------------------------------------------------------------------------
   12) Type of Reporting Person (See Instructions)   IN

       ------------------------------------------------------------------------

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  CUSIP NO. 19034H 10 2            13G                             PAGE 6 OF 9
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  SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b)

  Item 1(a).      Name of Issuer:

                           COAST DENTAL SERVICES, INC.

  Item 1(b).      Address of Issuer's Principal Executive Offices:

                       2502 Rocky Point Drive, Suite 1000
                              Tampa, Florida 33607

  Item 2(a).      Name of Person Filing:

                        Diasti Family Limited Partnership
                    DLP Management, Inc., its General Partner
                         Diasti Family Foundation, Inc.
                                  Terek Diasti
                                   Adam Diasti
                                   Tim Diasti

  Item 2(b).      Address of Principal Business Office or, if none, Residence:

                           639 Isbell Road, Suite 390
                               Reno, Nevada 89509

  Item 2(c).      Citizenship:
                                     Nevada

  Item 2(d).      Title of Class of Securities:

                                     Common

  Item 2(e).    CUSIP Number:          19034H 10 2
  Item 3(a). If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the filing person is a:

   (a) [ ] Broker or Dealer registered under Section 15 of the Act;
   (b) [ ] Bank as defined in Section 3(a)(6) of the Act;
   (c) [ ] Insurance company as defined in Section 3(a)(19) of the Act;
   (d) [ ] Investment company registered under Section 8 of the Investment Company Act;
   (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
   (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
   (g) [ ] A parent holding company or control person in accordance with
           Rule 13d-1(b)(1)(ii)(G);
   (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
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  CUSIP NO. 19034H 10 2            13G                             PAGE 7 OF 9
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   (i)         [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

   (j)         [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

  Item 4.  Ownership:

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)      Amount Beneficially Owned:
                                        See response to Item 9 on cover pages.

         (b)      Percent of Class:
                                       See response to Item 11 on cover pages.

         (c)      Number of shares as to which such person has:

                  (i)      sole power to vote or to direct the vote:
                                        See response to Item 5 on cover pages.

                  (ii)     shared power to vote or to direct the vote:
                                        See response to Item 6 on cover pages.

                  (iii) sole power to dispose or to direct the disposition of:
                                        See response to Item 7 on cover pages.

                  (iv)     shared power to dispose or to direct the disposition
                            of:
                                        See response to Item 8 on cover pages.

  Item 5.  Ownership of Five Percent or Less of a Class:
                                 Not Applicable.

  Item 6.  Ownership of More than Five Percent on Behalf of Another Person:
                                 Not Applicable

  Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
                                 Not Applicable

  Item 8.  Identification and Classification of Members of the Group:
                                 (See Exhibit A)

  Item 9.  Notice of Dissolution of Group:  Not Applicable

  Item 10. Certification:
                                 Not Applicable


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  CUSIP NO. 19034H 10 2            13G                             PAGE 8 OF 9
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       February 14, 2002


                                       /s/      TEREK DIASTI
                              --------------------------------------------
                                                TEREK DIASTI


                                       /s/      ADAM DIASTI
                              --------------------------------------------
                                                ADAM DIASTI


                                       /s/      TIM DIASTI
                              --------------------------------------------
                                                TIM DIASTI


                              DIASTI FAMILY LIMITED PARTNERSHIP

                              By:  DLP Management, Inc., its General Partner

                              By:      /s/      TEREK DIASTI
                                  ----------------------------------------
                                       Terek Diasti, its President

                              DLP MANAGEMENT, INC.

                              By:      /s/      TEREK DIASTI
                                  ----------------------------------------
                                       Terek Diasti, its President

                              DIASTI FAMILY FOUNDATION, INC.

                              By:      /s/      TEREK DIASTI
                                  ----------------------------------------
                                       Terek Diasti, its President

  CUSIP NO. 19034H 10 2            13G                             PAGE 6 OF 9
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                                    EXHIBIT A

                   SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
                   FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b)


                             RULE 13d-1(k) AGREEMENT

         The undersigned agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the common stock of Coast Dental Services, Inc. at December 31, 2001.

                                        /s/      TEREK DIASTI
                               --------------------------------------------
                                                 TEREK DIASTI


                                        /s/      ADAM DIASTI
                               --------------------------------------------
                                                 ADAM DIASTI


                                        /s/      TIM DIASTI
                               --------------------------------------------
                                                 TIM DIASTI

                               DIASTI FAMILY LIMITED PARTNERSHIP

                               By:  DLP Management, Inc., its General Partner

                               By:      /s/      TEREK DIASTI
                                   ----------------------------------------
                                        Terek Diasti, its President

                               DLP MANAGEMENT, INC.

                               By:      /s/      TEREK DIASTI
                                   ----------------------------------------
                                        Terek Diasti, its President

                               DIASTI FAMILY FOUNDATION, INC.

                               By:      /s/      TEREK DIASTI
                                   ----------------------------------------
                                        Terek Diasti, its President